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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                               PremierWest Bancorp
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   740921 10 1
             ------------------------------------------------------
                                 (CUSIP Number)

                                   May 8, 2000
             ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed

        [ ] Rule 13d-1(b)
        [x] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     CUSIP No 740921 10 1
-------------------------------------------------------

     1) Names of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

               Gary L. Kjensrud
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               U.S.A.
-------------------------------------------------------

Number of           (5)  Sole Voting Power        417,560
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power      11,952 *
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power   417,560
Person            ---------------------------------------
With                (8)  Shared Dispositive Power 11,952 *
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    429,512 *
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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     11)  Percent of Class Represented by Amount in Row 9

                     5.0% *
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     12)  Type of Reporting Person (See Instructions)

                IN
--------------------------------------------------------------------------------
* Includes 11,952 shares owned beneficially by Mr. Kjensrud's spouse.

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Item 1:
------

          (a)  Name of Issuer:
                    PremierWest Bancorp

          (b)  Address of Issuer's Principal Executive Offices:

                    1455 East McAndrews Road
                    Medford, Oregon 97504

Item 2:
------

          (a)  Name of Person Filing:

               This Schedule 13G is being filed by Gary L. Kjensrud.


          (b)  Address of Principal Business Office or, if none, Residence:

                   P.O. Box 308
                   Winchester, Oregon 97470

          (c)  Citizenship:

                  Gary L. Kjensrud is a citizen of the U.S.A.

          (d)  Title of Class of Securities:
                   Common Stock

          (e)  CUSIP Number:
                   740921 10 1

Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [  ]       Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).
          (b) [  ]       Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
          (c) [  ]       Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).
          (d) [  ]       Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [  ]       An investment adviser in accordance with
                         240.13d-1(b)(1)(ii)(E);
          (f) [  ]       An employee benefit plan or endowment fund in
                         accordance with 240.13d-1(b)(1)(ii)(F);
          (g) [  ]       A parent holding company or control person in
                         accordance with 240.13d-1(b)(1)(ii)(G);
          (h) [  ]       A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [  ]       A church plan that is excluded from the definition
                         of an investment company under section 3(c)(14) of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [  ]       Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box [X].

Item 4:   Ownership.
------

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)  Amount beneficially owned:

        Gary L. Kjensrud beneficially owns 417,560 shares of common stock of PremierWest Bancorp, within the meaning of Rule 13d-3 of the Act. His spouse beneficially owns 11,952 shares. Mr. Kjensrud may exercise or have the right to exercise voting or investment power over such shares.

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   (b)  Percent of class: 5.0%, including 11,952 shares held by Mr. Kjensrud's spouse,
                          4.9% excluding such shares.


   (c)  Number of shares as to which the person has:
        (i)   Sole power to vote or to direct the vote                 417,560
        (ii)  Shared power to vote or to direct the vote                11,952 *
        (iii) Sole power to dispose or to direct the disposition of    417,560
        (iv)  Shared power to dispose or to direct the disposition of   11,952 *

        * Gary L. Kjensrud beneficially owns 417,560 shares of common stock of PremierWest Bancorp, within the meaning of Rule 13d-3 of the Act. His spouse beneficially owns 11,952 shares. Mr. Kjensrud may exercise or have the right to exercise voting or investment power over such shares.

Item 5:   Ownership of Five Percent or Less of a Class.
------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6:   Ownership of More than Five Percent on Behalf of Another Person.
------

                Not applicable.


Item 7:   Identification and Classification of the Subsidiary Which Acquired
------    the Security Being Reported on By the Parent Holding Company.

                Not applicable.


Item 8:   Identification and Classification of Members of the Group.
------

                Not applicable.


Item 9:   Notice of Dissolution of Group.
------

                Not applicable.


Item 10:    Certifications.
-------

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2000                 /s/ Gary L. Kjensrud





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